Room 4561

June 11, 2008

Gordon Coburn
Chief Financial Officer
Cognizant Technology Solutions Corporation
500 Glenpointe Centre West
Teaneck, New Jersey 07666

> **Re:** **Cognizant Technology Solutions Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Form 10-Q for the quarterly period ended March 31, 2008**
> **Filed May 12, 2008**
> **File No. 000-24429**

Dear Mr. Coburn:

We have reviewed your response letter dated May 14, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 30, 2008.

Form 10-Q for the quarterly period ended March 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Risks

Short-term and Long-term Investments, page 13

1. We note that you used unobservable inputs (i.e. Level 3 inputs) supported by little or no market activity to determine the fair value of your investments in municipal auction rate securities. Tell us your consideration of providing a sensitivity analysis since the fair value of your investments could potentially change as the significant unobservable inputs vary. Your critical accounting policy for

investments should also describe how the estimates and related assumptions were derived, how accurate estimates /assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. In this respect, the March 2008 sample letter sent by the Division of Corporation Finance highlights some of the MD&A disclosure matters that you may want to consider when applying the guidance in SFAS 157 given the judgment you must apply in using unobservable inputs to determine the fair value of your investments.

Condensed Consolidated Financial Statements

Note 3. Cash Equivalents and Short and Long-Term Investments, page 6

2. Your response to prior comment No. 5 indicates you have reclassified certain auction rates securities to long-term investments and recorded temporary unrealized losses in other comprehensive income for the three months ended March 31, 2008. Please tell us your consideration of providing the disclosures required by paragraph 17 of FSP 115-1. In this regard, you should provide a table that segregates those investments that have been in an unrealized loss position for less than twelve months and those that have been in an unrealized loss position for twelve months or more.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief